

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2021

Elon Soms
Chief Executive Officer
Thimble Point Acquisition Corp.
195 Church Street
15th Floor
New Haven, CT 06510

>   **Re: Thimble Point Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **File No. 333-257982**
>   **Filed October 6, 2021**

Dear Mr. Soms:

        We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2021 letter.

Amended Form S-4

Notice to shareholders, page i

1.   We note your response to comment 1. Please note your statement that Assumed Warrants will be exercised prior to closing appears inconsistent with information provided in your document. For example, in note (iv) on page ix in response to the question "What will Pear Stockholders Receive in the Business Combination?" you indicate that each Pear Warrant will be converted into a warrant to acquire a number of THMA Class A Common shares in an an amount and at an exercise price and subject to such terms and conditions, in each case, as set forth on the Consideration Schedule. Subject to certain exceptions, such terms and conditions will be the same terms and conditions as were applicable to the Pear Warrant immediately before the Effective Time." Please clarify the provision in the

Business Combination Agreement or the warrant terms that provides for the exercise of the warrants prior to closing.

You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Melissa Sawyer